SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

CRUCELL N.V.
(Name of Issuer)

Ordinary Shares, Par Value €0.24 Per Share
(Title of Class of Securities)

N23473 10 6
(CUSIP Number)

 Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 Copy to:
Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

 September 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N23473 10 6

1	NAME OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,626,984
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,626,984
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,626,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.89%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Based on 81,742,135 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of September 10, 2010.

This Schedule 13D amends and restates the Schedule 13G filed by Johnson & Johnson on October 8, 2009.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a public company incorporated under the laws of The Netherlands (“Crucell”).  The principal executive offices of Crucell are located at Archimedesweg 4, 2333 CN Leiden, The Netherlands.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Johnson & Johnson, a New Jersey corporation (“J&J”).

(b) The address of the principal office and principal business of J&J is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

(c) J&J is a holding company of over 250 operating companies engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field in virtually all countries of the world.  Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of J&J’s directors and executive officers, as of the date hereof.  Other than such directors and executive officers, there are no persons controlling J&J.

(d) During the last five years, neither J&J nor, to the knowledge of J&J, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither J&J nor, to the knowledge of J&J, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

J&J funded the purchase of the shares by its wholly-owned subsidiary, JHC Nederland B.V., through J&J’s existing cash balances.

ITEM 4.	PURPOSE OF TRANSACTION

On September 28, 2009, J&J, through its subsidiary JHC Nederland B.V., entered into an equity purchase agreement for the purchase of 14.6 million newly issued Ordinary Shares of Crucell, representing approximately 18% of Crucell’s outstanding Ordinary Shares, for an aggregate purchase price of €301.8 million (the “Equity Purchase Agreement”).  The Equity Purchase Agreement contained customary representations, warranties and covenants relating to Crucell, JHC Nederland B.V. and the acquired shares as well as certain standard conditions precedent, including entry into the collaboration described below, the Registration Rights Agreement described below and the Shareholder Agreement described below.  The consummation of the transactions contemplated by the Equity Purchase Agreement occurred on September 28, 2009.  The Equity Purchase Agreement was entered into in connection with a strategic collaboration between J&J and Crucell focusing on the discovery, development and commercialization of monoclonal antibodies and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases.  Pursuant to this collaboration, Crucell and Ortho McNeil Janssen Pharmaceuticals, Inc., a subsidiary of J&J, or its affiliates share responsibilities to develop a universal flu-mAb product targeting all influenza A strains, including H1N1 strains (which cause seasonal flu) and the H5N1 or avian strain (“bird flu”) and will also jointly work to discover and develop a universal flu vaccine for the prevention of influenza, as well as antibody and/or vaccine products against up to three additional infectious or non-infectious disease targets to be selected after exploratory research.  A copy of the Equity Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.  The foregoing description of the Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Purchase Agreement.

Also concurrently with entering into the Equity Purchase Agreement, Crucell and JHC Nederland B.V. entered into a shareholder agreement (the “Shareholder Agreement”) and a registration rights agreement (the “Registration Rights Agreement”).

The Shareholder Agreement included, inter alia, the following principal terms:  (i) a standstill provision providing that until September 28, 2012, JHC Nederland B.V. and its affiliates may not, without Crucell’s prior approval, purchase or acquire any Crucell shares or any securities convertible into, or exercisable or exchangeable for, or otherwise giving the holder thereof any rights in respect of, Crucell shares or commence certain public offers for Crucell shares, if, in either case, the consummation of such purchase or acquisition or public offer would result in JHC Nederland B.V. and its affiliates in the aggregate beneficially owning (assuming the exercise, exchange or conversion of all our securities held by them), directly or indirectly, more than 18% of the issued and outstanding voting shares of the Company, subject to specified exceptions; (ii) an anti-dilution provision, providing that if, prior to June 28, 2010, there was a change of control of the Company at a price per share below the price the shares were issued to JHC Nederland B.V., JHC Nederland B.V. would be entitled to receive a cash payment equal to the difference between the issue price and such lower price multiplied by the number of shares acquired upon consummation of such transaction (not to exceed the number of 14,626,984 new shares as acquired by J&J on the issue date); (iii) a drag-along right, providing that if Crucell receives a bona fide public offer from a third party, and (1) the Crucell management board and supervisory board have endorsed, approved, recommended or otherwise supported such public offer, (2) the holders of at least 70% of the issued and outstanding shares of Crucell (including those held by JHC Nederland B.V. and/or its affiliates) have tendered their shares to the third party in connection with such public offer and (3) JHC Nederland B.V. and/or any of its affiliates do not have a bona fide matching (x) counter public offer to Crucell’s shareholders or (y) other proposal involving the acquisition of more than 30% of Crucell’s shares or assets pending, JHC Nederland B.V. and its affiliates shall agree to tender and sell all their shares in such public offer and, in such event, if applicable, would have the right to receive payment of an anti-dilution amount; (iv) a pre-emptive right, which shall expire when JHC Nederland B.V. and its affiliates cease to beneficially own at least 12% of Crucell’s issued and outstanding shares, providing that if Crucell plans to issue any shares or any securities convertible into, or exercisable or exchangeable for, or otherwise giving the holder thereof any rights in respect of, shares, JHC Nederland B.V. has the right to purchase in such offer such number of shares to maintain its proportionate ownership interest in Crucell on a fully diluted basis (disregarding equity based awards under Crucell’s employee stock ownership plan), subject to customary exceptions; and (v) approval rights, which shall expire if JHC Nederland B.V. and its affiliates cease to beneficially own at least 10% of Crucell’s issued and outstanding shares, providing that Crucell may not without the approval of JHC Nederland B.V. commence a tender offer or repurchase of Crucell shares if the consummation of such tender offer or repurchase would result in JHC Nederland B.V. holding more than 18% of the issued and outstanding shares of Crucell, grant options or other equity awards in excess of the amounts authorized under Crucell’s employee stock purchase plan, amend Crucell’s articles of association in a manner that would create a new class of securities, or make the current rights of the general meeting subject to proposals of Crucell’s management board and/or supervisory board or subject to other limitations.  A copy of the Shareholder Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.  The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Agreement.

Pursuant to the Registration Rights Agreement, JHC Nederland B.V. was granted certain customary rights regarding the registration under the US Securities Act 1933, as amended (the “Securities Act”), of the shares issued to it pursuant to the Equity Purchase Agreement.  Under the terms of the Registration Rights Agreement, Crucell agreed (i) to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (or any successor form or other appropriate form under the Securities Act ) relating to the offer and sale of all of the Ordinary Shares issued to JHC Nederland B.V. as a result of the equity purchase no later than 90 days from the closing date of the equity purchase and to cause the initial registration statement to remain continuously effective for not less than two years, subject to certain exceptions; (ii) to file with the SEC up to six shelf registration statements within 45 days of JHC Nederland B.V.’s request for a shelf registration and to cause such shelf registration statement to remain continuously effective for not less than 90 days, subject to certain exceptions; (iii) to provide JHC Nederland B.V. with the right to include its Crucell shares in certain of Crucell’s registrations of any securities; and (iv) to bear the costs of any registration expenses.  The Registration Rights Agreement contains covenants and indemnities that are customary for private placements by public companies.  A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

(a)–(i) On August 2, 2010, Crucell provided J&J with access to various due diligence materials in order to enable J&J to evaluate whether it wanted to initiate discussions regarding a potential transaction.  Prior to that time, Crucell had provided J&J with a limited amount of information, which J&J utilized to determine if it wanted to expend the effort to undertake the due diligence review that it commenced on August 2, 2010.  At the time it commenced this due diligence review, J&J’s senior management had not formed a view as to whether it wanted to initiate discussions, or formed an intention to pursue any transaction, and J&J communicated to Crucell that any determination by J&J of whether the parties would participate in any such discussions would only be made following the completion of preliminary due diligence.  On September 7, 2010, J&J substantially completed its due diligence review with respect to a potential transaction with Crucell and, based upon this review, senior management of J&J determined at that time that J&J did want to initiate discussions with Crucell regarding such a transaction.  On September 7, 2010, J&J and Crucell initiated discussions.

On September 17, 2010, Crucell and J&J issued a press release publicly announcing that they were engaged in discussions regarding a potential transaction.  A copy of the press release is attached hereto as Exhibit 4 and is incorporated herein by reference.  Under the terms of the discussions, which are now at an advanced stage, J&J would acquire all outstanding equity of Crucell that it does not already own for approximately €1.75 billion, which represents a purchase price of €24.75 per share.

These discussions are currently ongoing and have not been completed.  The terms of any potential transaction may be materially different from what is described above or in the press release.  In the course of these discussions, Crucell and J&J may discuss various structuring and restructuring alternatives in connection with a potential acquisition of Crucell by J&J, and these alternatives may include or contemplate matters listed in Items 4(a)-(i) of Schedule 13D.  Agreement on any transaction remains subject to the negotiation of terms of a definitive agreement and approvals of J&J management and the supervisory and management boards of Crucell.  There can be no assurances that a definitive agreement will be entered into or that discussions will result in a transaction.  J&J and Crucell reserve their respective rights to abandon discussions of a potential transaction, in whole or in part, at any time.

(j) Other than as described above, J&J currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of Schedule 13D.  However, J&J reserves the right and may from time to time develop or pursue such plans or proposals, including the purchase of additional shares or assets of Crucell, or seek representation on Crucell’s supervisory or management boards, subject to the limitations of the Shareholder Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) J&J beneficially owns an aggregate of 14,626,984 Ordinary Shares of Crucell, representing approximately 17.89% of the entire issued share capital of Crucell (based on 81,742,135 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of September 10, 2010).

(b) J&J has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the above-referenced 14,626,984 Ordinary Shares, and does not share the power to vote or dispose of such shares.

(c) Neither J&J nor, to the knowledge of J&J, any person named in Schedule A hereto, has effected any transaction in Crucell’s Ordinary Shares during the past 60 days.

(d) The above-referenced Ordinary Shares are directly owned by JHC Nederland B.V., a private company and wholly owned subsidiary of J&J with limited liability incorporated under the laws of The Netherlands, with its corporate seat at Amersfoort and its principal offices located at Paul Janssenweg 150, 5026 RH Tilburg, The Netherlands, trade register under number 18039770.  JHC Nederland B.V. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-referenced shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of J&J, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Crucell, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009.

2	Shareholder Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009.

3	Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009.

4	Press Release by Crucell N.V. and Johnson & Johnson, dated September 17, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON,

By:	/s/ Steven M. Rosenberg
Name: Steven M. Rosenberg
Title: Assistant Secretary

Dated:  September 16, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009.

2	Shareholder Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009.

3	Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009.

4	Press Release by Crucell N.V. and Johnson & Johnson, dated September 17, 2010.

 SCHEDULE A

The following is a list of the directors and executive officers of J&J, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  All directors and officers listed below are citizens of the United States, except for Ian E. L. Davis, who is a citizen of the United Kingdom, and the business address for each director and officer is Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Board of Directors of J&J

Name	Position	Present Principal Occupation

Mary Sue Coleman, Ph.D.	Director	President, University of Michigan
James G. Cullen Ian E. L. Davis	Director Director	Retired President and Chief Operating Officer, Bell Atlantic Corporation Former Chairman and Worldwide Managing Director of McKinsey & Company
Michael M. E. Johns, M.D.	Director	Chancellor, Emory University
Susan L. Lindquist, Ph.D.	Director	Member and Former Director, Whitehead Institute for Biomedical Research; Professor of Biology, Massachusetts Institute of Technology
Anne M. Mulcahy	Director	Retired Chairman and Chief Executive Officer, Xerox Corporation
Leo F. Mullin	Director	Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.
William D. Perez	Director	Senior Advisor, Greenhill & Co., Inc.; Retired President and Chief Executive Officer, Wm. Wrigley Jr. Company
Charles Prince	Director	Chairman, Sconset Group, LLC; Senior Counselor, Albright Capital Management LLC; Retired Chairman and Chief Executive Officer, Citigroup Inc.
David Satcher	Director	Director, Center of Excellence on Health Disparities; Director, Satcher Health Leadership Institute and Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine
William C. Weldon	Director	Chairman, Board of Directors and Chief Executive Officer, Johnson & Johnson; Chairman, Executive Committee, Johnson & Johnson

Executive Officers of J&J

Name	Position

Dominic J. Caruso	Member, Executive Committee; Vice President, Finance; Chief Financial Officer

Russell C. Deyo	Member, Executive Committee; Vice President, Human Resources and General Counsel
Colleen A. Goggins	Member, Executive Committee; Worldwide Chairman, Consumer Group
Alex Gorsky	Member, Executive Committee; Worldwide Chairman, Medical Devices and Diagnostics Group
Sherilyn S. McCoy	Member, Executive Committee; Worldwide Chairman, Pharmaceuticals Group
William C. Weldon	Chairman, Board of Directors; Chairman, Executive Committee; Chief Executive Officer